                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                             --------------------

                                 SCHEDULE 13D
                             (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934




                     TransAmerican Waste Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  89351V109
                     -----------------------------------
                                (CUSIP Number)


                             Robert K. Moses, Jr.
                                P.O. Box 27888
                             Houston, Texas 77227
                                (713) 621-6191
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 15, 1997
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].




                              Page 1 of 6 Pages
                           Exhibit Index on Page 6

                                 SCHEDULE 13D

CUSIP NO.  89351V109                                       PAGE 2 OF 6 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   Robert K. Moses, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


                   PF, OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


                   United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          6,500,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          6,500,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,500,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      14.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

CUSIP NO. 89351V109               13D                   PAGE 3 OF 6 PAGES


ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 1 to statement on Schedule 13D (the "Amendment") relates to the common stock, par value $.001 per share (the "Common Stock") of TransAmerican Waste Industries, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 10554 Tanner Road, Houston, Texas 77041.

ITEM 2. IDENTITY AND BACKGROUND.

        This Amendment is filed by Robert K. Moses, Jr., who is a natural person and a citizen of the United States of America. The principal occupation of Mr. Moses is serving as a business consultant; his business address is P.O. Box 27888, Houston, Texas 77227.

        During the past five years, Mr. Moses has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Moses is not currently, and during the last five years has not been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since the filing of the statement on Schedule 13D, Mr. Moses has purchased an additional 35,000 shares of Common Stock with personal funds in the amount of $52,500 and has received 1,500,000 warrants to purchase Common Stock (the "Warrants") in consideration of the guarantee of a loan to the Issuer, as described below.

ITEM 4. PURPOSE OF TRANSACTION.

        Since the filing of the statement on Schedule 13D, Mr. Moses has acquired an additional 35,000 shares of Common Stock in the open market through brokerage transactions. Mr. Moses purchases his shares of Common Stock for investment purposes. Mr. Moses intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease his current investment in the Common Stock.

        In consideration of a guaranty agreement entered into by Mr. Moses on August 15, 1997, guaranteeing a loan in the original principal amount of $5,000,000 from Southwest Bank of Texas, N.A. to the Issuer (the "Guaranty Agreement"), Mr. Moses was granted the Warrants covering 1,500,000 shares of Common Stock. The Warrant have an initial exercise price of $1.63 per share and are exercisable on or before August 15, 1997.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997, as filed with the Securities and Exchange Commission, 43,627,50 shares of the Issuer's Common Stock were considered issued and outstanding as of June 30, 1997.

        Mr. Moses is deemed to be the beneficial owner of 6,500,000 shares of Common Stock; this number includes 3,000,000 Warrants for shares of Common Stock exercisable on or before January 31, 2002 and 1,500,000 Warrants for shares of Common Stock exercisable on or before August 15, 2004. The shares of Common Stock beneficially owned by Mr. Moses constitute approximately 14.9% of the total issued and outstanding shares of Common Stock at September 9, 1997, taking into account the shares acquirable upon exercise of the 4,500,00 Warrants.

        Mr. Moses has sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock he is deemed to beneficially own. Mr. Moses is the only person who has the right to receive or the power to direct the receipt of dividends from his shares of Common Stock or the right to receive or the power to direct the proceeds from the sale of his shares of Common Stock.

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CUSIP NO. 89351V109               13D                 PAGE 4 OF 6 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        In consideration of the Guaranty Agreement entered into by Mr. Moses on August 15, 1997, guaranteeing a loan to the Issuer from Southwest Bank of Texas, N.A. in the original principal amount of $5,000,000, the Issuer granted Mr. Moses 1,500,000 Warrants covering shares of Common Stock. The Guaranty Agreement is incorporated herein by reference to Exhibit 1.

       The 1,500,000 Warrants for shares of Common Stock granted to Mr. Moses in consideration of his entering into the Guaranty Agreement have an initial exercise price of $1.63 per share and are exercisable on or before August 15, 2004. The Warrant representing these shares of Common Stock is incorporated herein by reference to Exhibit 2.

       Mr. Moses entered into a Registration Rights Agreement dated August 15, 1997 with the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement provides that at any time after August 15, 2000, Mr. Moses may request in writing that the Company effect the registration under the Securities Act of 1933, as amended, of the resale of all or a part of the shares of Common Stock acquirable upon exercise of the Warrants. The Registration Rights Agreement also grants Mr. Moses piggy-back registration rights, subject to certain terms and conditions. The Registration Rights Agreement is incorporated herein by reference to Exhibit 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Guaranty Agreement made as of August 15, 1997 by Robert K. Moses, Jr. to Southwest Bank of Texas, N.A.

        2. Warrant to Purchase Common Stock of TransAmerican Waste Industries, Inc. expiring on August 15, 2004.

        3. Registration Rights Agreement, dated August 15, 1997, entered into by and between TransAmerican Waste Industries, Inc. and Robert K. Moses, Jr.


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CUSIP NO. 89351V109             13D                PAGE 5 OF 6 PAGES


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




      September 10, 1997                    By: /s/ Robert K. Moses, Jr.
-------------------------------             --------------------------------
             Date                           Name:  Robert K. Moses, Jr.






        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                              CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)



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CUSIP NO. 89351V109                13D                  PAGE 6 OF 6 PAGES


                                 EXHIBIT INDEX



Exhibit
   1.        Guaranty Agreement made as of August 15, 1997 by Robert K.
             Moses, Jr. to Southwest Bank of Texas, N.A.

   2.        Warrant to Purchase Common Stock of TransAmerican Waste
             Industries, Inc. expiring on August 15, 2004.

   3. Registration Rights Agreement, dated August 15, 1997, entered into by and between TransAmerican Waste Industries, Inc. and Robert K. Moses, Jr.
